Exhibit 21.1

List of Subsidiaries

Subsidiary	State of Formation
Two Harbors Merger Corp.*	Delaware
Two Harbors Operating Company LLC	Delaware
Two Harbors Asset I, LLC	Delaware

*	Pursuant to the merger described in the Registration Statement to which this Exhibit relates, Two Harbors Merger Corp. will merge with and into Capitol Acquisition Corp., a Delaware corporation, with Capitol Acquisition Corp. surviving the merger and becoming a wholly-owned subsidiary of the Registrant.